ZEN GRAPHENE SOLUTIONS LTD. ANNOUNCES NON-BROKERED PRIVATE

PLACEMENT OF UNITS

Thunder Bay, ON - June 15, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV: ZEN) announces an offering of units (the "Units") of the Company on a non-brokered private placement basis. Each Unit is offered at a price of $0.60. The Offering is subject to TSX Venture Exchange (the "Exchange") approval.

Each Unit will be comprised of one Common Share of the Company and one-half of one non-transferable Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.80 for a period of 24 months from the date of issuance. All Warrants issued in connection with the Offering will be subject to an acceleration clause. If the Company's share price trades at or above $1.00 per share for a period of ten (10) consecutive trading days during the exercise period, the Company may accelerate the expiry date of the Warrants to 30 calendar days from the date on which a written notice is given by the Company to the Warrant holders.

The proceeds of the Offering will be used to fund ongoing work on the Albany Graphite Project including graphene research and scale up, COVID-19 initiatives and other graphene applications development and for general corporate purposes. All securities issued to purchasers under the Offering will be subject to a four-month hold period from the closing date of the Offering, pursuant to applicable securities legislation and policies of the Exchange. Finders' fees may be paid, as permitted by Exchange policies and applicable securities law.

If you have any questions, please feel free to contact us at 1-705-618-0900, or email us at info@zengraphene.com

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a competitive advantage in the potential graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany Graphite/Naturally PureTM is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the Offering by the TSX Venture Exchange. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.